EXHIBIT (a)(5)(2)

TELECONFERENCE TRANSCRIPT
10/15/02

11:00 a.m. D.C. time
October 15, 2002

THE FOLLOWING TELECONFERENCE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF INFORMAX. AT THE TIME THE OFFER IS COMMENCED, THE ACQUIRING ENTITY WILL FILE A TENDER OFFER STATEMENT AND INFORMAX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF INFORMAX, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT, LAWRENCE E. DENNEDY OF MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NY 10016, (212) 929-5239. THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY BE OBTAINED BY DIRECTING SUCH REQUESTS TO INFORMAX, INC. INVESTOR RELATIONS, AT (240) 747-4000.

Speaker

Operator (Alisha)	Good day ladies and gentlemen and welcome to the Invitrogen acquired InforMax conference call. At this time all participants are in a listen only mode. My name is Alisha and I will be your conference coordinator today. If at any time during the call you require assistance, please press *0 and a coordinator will be happy to assist you. As a reminder, this conference call is being recorded. I would now like to introduce your hosts for today’s call Mr. Lyle Turner, Mr. Andrew Whiteley and Mr. Eric Winzer. Please proceed.

Lyle Turner	Cover Slide:

Good morning, my name is Lyle Turner. With me on the call today is Andrew Whiteley, Chairman and CEO of InforMax, and Eric Winzer, Invitrogen’s CFO.

The purpose of the call today is to discuss the joint press release Invitrogen and InforMax issued this morning announcing Invitrogen’s tender offer to acquire InforMax. We will then open up the call for questions. During the presentation today, each of our listeners should manually advance the slides using your computer keyboard controls. I will call out the name of each slide and its title as we move along.

Lyle Turner	Slide 2 — Safe Harbor Statement:

Second slide – the “Safe Harbor Statement”. Before we begin, I would like to emphasize that our discussion today will include a number of forward-looking statements, and it is both Invitrogen’s and InforMax’s intent that those statements be protected by the safe harbor established by the Private Securities Litigation Reform Act of 1995. The statement appearing on this slide will be archived on the Invitrogen website and will also be filed with the SEC along with this presentation. Please carefully review the risk factors cited in this statement. You may also wish to review the risk factors discussed in each company’s 10Q, 10K, and other filings with the SEC. Finally, please do not hesitate to contact either company if you would like additional information about this important subject.

Lyle Turner	Slide 3 — Agenda:

Slide 3 is our Agenda slide. In today’s conference call, we will provide an overview of the transaction we announced this morning, then Andrew Whiteley will give you an overview of InforMax. I will spend a few moments discussing the strategic rationale for our purchase of InforMax and the plans we have for integrating the acquisition, and then Eric Winzer will review our expectations for financial effect of the acquisition, including its effect on fiscal 2003, 2004. After I summarize the highlights of today’s presentation, we will open up the call for questions.

Lyle Turner	Slide 4 — Transaction Overview:

Moving now to Slide 4, “Transaction Overview”. Our press release mentioned that the cash purchase price for this transaction is $42 million, or $1.36 per share, but I believe it is also important to understand that InforMax currently has approximately $47 million in cash on hand. After transaction costs, we believe that the purchase price, net of cash acquired will be approximately $10 million dollars.

Although I will discuss this in greater detail in a moment, the essence of this acquisition is that both Invitrogen and InforMax can drive the sales of each other’s product lines. InforMax’s software systems can be used to direct customers to purchase Invitrogen products, and Invitrogen’s global sales, marketing and distribution network will be used to increase the penetration of the InforMax software on to the desktops of Invitrogen’s customers around the world. The combination of these two organizations should yield a result greater than the two of them operating separately.

And now I would like Andrew Whiteley to give you an overview of InforMax. Andrew?

Andrew Whiteley	Slide 5 — InforMax Overview:

Thank you, Lyle. Our listeners should now be on Slide 5, titled “InforMax Overview.”

This is truly a pivotal and exciting milestone for InforMax.

As detailed in the press release distributed earlier today as well as outlined by Lyle, it is with pleasure that I can announce that the InforMax Board of Directors unanimously approved and signed an Agreement and Plan of Merger last night to recommend to InforMax shareholders the sale of InforMax to Invitrogen. The transaction, which is anticipated to close by year-end, will be conducted as a cash tender offer for all InforMax common stock, at a price of $1.36 per share.

Our Board is recommending that our shareholders accept this offer from Invitrogen, because we believe that a sale of our company at this time and at this price is in the best interests of our shareholders. By leveraging Invitrogen’s strong global life science market presence, sales team and marketing know-how, this transaction will serve to accelerate the growth of InforMax’s industry leading Vector franchise, our recently announced next generation of Vector Family of Products and further penetrate our extensive installed customer base. Our existing customers stand to further benefit from the expanded range of products, services and exceptional technical and scientific talent resulting from this proposed merger. We also look forward to communicating this exciting new story to potential new customers once this transaction is closed.

The InforMax Board has been extremely supportive of our company’s efforts as we have executed our product strategy as well as aggressively sought multiple ways to streamline our organization and reduce costs with an eye toward profitability.

Concurrent with this strategy, the company has also been open to considering strategic alternatives that could potentially increase the probability of improving value for InforMax shareholders. Toward that end, a few months ago our Board commenced a process to evaluate various strategic alternatives for InforMax. This process and the transaction’s terms are described in the documents that we will file with the SEC and that will be mailed to all our shareholders. The result of these efforts—under the InforMax Board’s supervision—is the proposed transaction that we announced today with Invitrogen. As we have communicated in recent months to our investors and to the life science market that we serve, we at InforMax have been working aggressively to build upon our leading Vector NTI Suite by developing an ambitious new set of modular applications that we strongly believe our customers are looking for to increase the speed and productivity of their research. We are proud to say that we have now successfully completed the vast majority of our aggressive product rollout plan over the last six weeks. These products include the launch of Vector Advance, which includes the upgrade of the Vector NTI Suite to version 8.0 as well as two new modules—GenomBench and BioAnnotator; in addition, our server side file sharing system called LabShare; and an upgrade of Vector Expression to version 2.0 has been delivered. We have also announced the launch of Vector PathBlazer, a new desktop application for the integration of diverse biological pathway and protein-protein interaction data, which is scheduled to be released at the end of October.

We are very excited about the potential added benefits these products will deliver to our customers in the future. This sense of optimism about the future growth potential of computational tools, is further heightened by the tremendous prospects of InforMax joining with Invitrogen and their impressive team. Together, we are committed to building the industry’s leading operating system, including software and reagents, for life science research.

Invitrogen will commence a tender offer to purchase all of the outstanding shares within the next several days. Upon completion of the transaction, InforMax will become a wholly owned subsidiary of Invitrogen.

Thank you again for your continued interest in Invitrogen and in InforMax.

Lyle?

Lyle Turner	Slide 6 — Strategic Rationale – The Research Process:

Thank you, Andrew. Our listeners should now advance their slides to #6, “The Strategic Rationale”.

One important outcome of this acquisition is that both companies will drive the sales of each other’s products. To help you understand this, I want you to use the next two slides to explain how molecular biology experiments are conducted.

Before a molecular biology experiment begins, scientists design the various phases of the experiment, sometimes with the help of “dry-lab” tools like Informax’s software. After the experimental design is complete, wet-lab experiments are conducted using kits and reagents such as those Invitrogen supplies; data is collected, and then analyzed. Often, the data analysis relies on dry lab software tools, again – especially for complex cloning and gene expression studies.

From this description, I hope this will help you see that both dry and wet lab products are tools that can help scientists perform experiments faster, more efficiently, and more reliably. These are the benefits that Invitrogen’s products have always brought to our customers, and we see InforMax’s dry-lab products as bringing those same benefits through another platform that extends Invitrogen’s presence in the molecular biology laboratory.

Lyle Turner	Slide 7 — Strategic Rationale – Complimentary Technologies:

We are now on Slide 7, which is called “Strategic Rationale – Further Simplifying the Research Process”.

Informax’s software tools complement Invitrogen’s technologies for gene identification, cloning, expression, and analysis. For example, with Vector NTI Suite, a researcher can design primers for identifying and isolating a gene of interest and then design a strategy for cloning that gene into a cloning vector. Informax’s software can also help manage and study the data created from gene expansion and protein expression experiments and simulate electrophoresis patterns.

In each one of these steps, InforMax’s software can be integrated with Invitrogen’s catalog of products and services to complement the kits and reagents they are using today. In the future, Informax software can direct scientists to the best Invitrogen wet-lab tool for their experiments. Our ultimate objective is to integrate our web-based catalog and order entry system with the output of the Vector Family of Products, so that our customers can seamlessly order Invitrogen products at any and every step of their experiments.

Lyle Turner	Slide 8 — Strategic Rationale – Today:

Moving to Slide #8, “Strategic Rationale — Today”. There are two primary benefits we expect from this acquisition. First, InforMax’ Vector NTI product will be added to Invitrogen’s existing portfolio of wet and dry molecular biology tools. InforMax has been working on upgrades to Vector NTI that will be available in 2003. We expect that Informax’s products will benefit from an aggressive push by Invitrogen’s large sales force and worldwide marketing and distribution system. And for the second benefit....

Lyle Turner	Slide 9 — Strategic Rationale – Future:

........please click to Slide #9, called “Strategic Rationale – Future.”

This benefit, which will be material but slower to roll out, will be the effect Vector NTI will have on increasing the sales of Invitrogen’s core wet-lab products.

We plan upgrades to Vector NTI that will incorporate Invitrogen’s reagent and kit products, and plan to integrate Invitrogen’s e-commerce platform with InforMax’s software. These integration steps will allow a researcher to ask a scientific question and get the answer back in a form that includes what Invitrogen products are needed. It will also simplify the way those products are ordered, making the scientist’s job easier overall, and giving our customers rapid access to our broad range of products.

Lyle Turner	Slide 10 — Strategic Rationale:

Continuing with Slide #10, Strategic Rationale.

Our current offering of molecular biology product tools already includes software products that help analyze and interpret data.

Our Pathways software also came to us in an acquisition and has been important in supporting the sales of our Genefilter Microarray product, and related service work. More recently, our E-Gel 96, SureScore SNP Kit and LUX primer products have each been supported by companion software packages that guide our customers in the use of these products.

I should also add that, at this time, we do not see a necessity for further acquisitions of software assets. We believe the InforMax acquisition can be successful without additional acquisitions in this area, although this won’t preclude us from additional acquisitions should they arise.

Lyle Turner	Slide 11 — Integration Plans:

We are now at Slide 11, “Integration Plans.”

This simple slide shows, in broad terms, our plans for the integration of the two companies. First, we plan to continue the cost cutting and revenue growth initiatives InforMax has already set in motion. Second, we will immediately form an integration team consisting of key personnel from both companies to study and execute on the opportunities we have to improve the performance of the combined company. We expect the integration team’s evaluation work will require 45 to 60 days, at which point we will have a detailed plan to execute.

And now, I would like to ask Eric Winzer to review the financial impact we are expecting from our acquisition of InforMax. Eric?

Eric Winzer	Slide 12 — Financial Impact:

Thank you, Lyle. We are now on Slide 12, titled “Financial Impact”.

We expect that our acquisition of InforMax will result in modest dilution to Invitrogen’s Earnings Per Share in 2003. By modest, we mean between 2 to 4 percent dilution of next year’s EPS. Looking to 2004, we believe the acquisition will be break-even to modestly accretive, and accretive thereafter. We expect to achieve these results through a combination of cost rationalization and revenue growth.

The accounting for this transaction is expected to be very straightforward. Using the purchase method of accounting, we expect to record a minimal amount of accounting intangibles since the purchase price, including closing costs, is expected to be close to the fair market value of intangible assets, net assets acquired. As Lyle mentioned before, net of the transaction costs and cash acquired our cost of this acquisition is expected to be approximately $10 million dollars. These costs are expected to be assigned primarily to tangible assets resulting in little or no accounting intangibles.

That concludes my comments on the financial impact of the acquisition. Lyle?

Lyle Turner	Slide 13 — Summary:

Thanks, Eric.

Turning now to Slide #13, titled “Summary”. I would like to take just a moment to review the key points we have discussed this morning. These include the size of Invitrogen’s cash tender offer for InforMax — $42 million — which is expected to close in the fourth quarter of this year. Eric has previously commented on the cost of the transaction net of cash acquired. In addition to an attractive financial transaction the InforMax acquisition brings complimentary technology that will broaden the reach of Invitrogen’s product portfolio and position us to accelerate the sales of both InforMax’s software and Invitrogen’s traditional consumable products.

Invitrogen has considerable experience at successfully integrating acquired companies, and we discussed the fact that our integration plans for InforMax are already being developed.

And finally, we expect the addition of InforMax to be break-even to moderately accretive to our earnings per share in fiscal 2004.

Lyle Turner	Slide 14 — For More Information:

We are now moving onto Slide #14, titled “For More Information”.

On behalf of both Invitrogen and InforMax, I would like to thank all for participating in the call today. The slides and audio from today’s conference call will be archived for 30 days at the website address indicated in this morning’s press release. Any calls should be directed to the individuals listed on this slide, who will be available to answer your questions.

At this time, I would like to open up the call to questions. Operator, would you please explain the procedure for our listeners to ask questions?

Operator:	Ladies and gentlemen, if you would wish to ask a question please press *1 on your touchtone telephone. If your question has been answered or you wish to withdraw your question, please press *2. Questions will be taken in the order received. Please press *1 to begin.

Our first question comes from Paul Knight of Tom Weisel. Please proceed.

Q: Paul Knight (Tom Weisel)	On your cost-cutting, where are your synergies and on your guidance on the 2 to 4 percent dilution, where does that come from? From reducing SG&A or is it going to come from some product line assumptions?

A: Eric Winzer	The combination, although we will have to look closely at the cost structure to make sure that the costs are in line with revenues going forward.

Q: Paul Knight (Tom Weisel)	InforMax has a revenue that was falling below last year’s run rate, why was that?

A: Andrew Whiteley	This is Andrew Whiteley here. We’ve had a lot of detailed discussion about this that InforMax is called to the marketplace. We’ve primarily had two parts to our business, an enterprise called GenoMax and our Vector NTI family of products. We’ve essentially seen the enterprise products as reduced to a very small level of sales and this was the main driver of growth of last year’s numbers. The whole essence of the acquisition here is to build upon the Vector franchise product which as been the focus of the investment and the change in priority for our organization in a very aggressive way over the last 6 months.

Q: Paul Knight (Tom Weisel)	Thank you.

Operator:	Our next question comes from Jason Williams from Botti Brown and Associates. Please proceed.

Q: John Botti (Botti Brown and Associates)	Hi, it’s actually John Botti. I just wanted to come back on this, I mean, I’m looking at InforMax which is the first time that we’ve had a chance to take a glance at it, but the $18.5 million of trailing revenues with $26 million in pretext loss, carrying $26 million in SG&A expense. I mean based upon the numbers you’re putting out there of $18 to $20 million dollars in revenue and I’m coming up with something in the neighborhood of maybe $3.5 or $4 million dollars worth of loss in ‘03. It appears that your going to have to cut SG&A substantially to do that. Am I correct in that assumption?

A: Andrew Whiteley	Yes, that’s a correct assumption. We’re looking at some of the facilities costs and some of the places where we can rationalize costs in that area.

Q: John Botti (Botti Brown and Associates)	I guess the other question I have is, is InforMax in Bethesda, Maryland, is that correct?

A: Andrew Whiteley	That’s correct.

Q: John Botti (Botti Brown and Associates)	In the past, I’m just curious what kind of plans you have as far as...are indeed transference, are you going to try to move people to San Diego or are you going to keep a research center in Bethesda, or what are your plans there?

A: Lyle Turner	We just met the whole employee base this morning. This is Lyle talking. And we haven’t finalized any plans yet. We expect that those will come out of the integration teams and we’ll be able to communicate the full plans in the next 45 to 60 days.

Q: John Botti (Botti Brown and Associates)	OK. Thank you very much.

Operator:	Our next question comes from Meirov Chovav of UBS Warburg. Please proceed.

Q: Meirov Chovav (UBS Warburg)	This is Meirov from UBS Warburg. A few questions. How does this relate to what ABI’s trying to do with their knowledge business? Do you see yourself as competing with them there? And also what sort of level of R&D and S&A expenses do you think you’re going to be maintaining for the company? And are you intending to integrate InforMax sales force with Invitrogen’s sales force? Thanks.

A: Lyle Turner	Let’s see here, I think we had 3 questions. How do we view this business vis à vis ABI’s knowledge business and what are the company’s plans for R&D investment and what’s the sales strategy?

Q: Meirov Chovav (UBS Warburg)	Yes. And also, you know, impact on R&D and S&A expenditure.

A: Lyle Turner	Sure. We’ll start with the ABI strategy. We don’t see ourselves competing with ABI in any way. Vector NTI’s suite of products is specifically focused on molecular biology wet-lab experiments that are focused on our reagents set as why the product line is put together so well and there may be some overlap with some of the reagents sets that ABI has although I’m not clear about that. That’s kind of marginal. So I don’t really see any competitive positioning there with ABI.

Second question as to what this does to our R&D investment strategy. Our R&D investment strategy has been very consistent for years. One needs to spend 10 to 15 percent of revenues on R&D to continuously evolve your product line to meet the problems the scientists are going to be facing next year and in the next 5 to 10 years. Our whole job is like a cutting edge tool and if you don’t continuously evolve those tools you are headed for the dinosaur heap. So the investment that, and as you know Meirov, we’re tracking along as 4 or 5 percent of revenue of R&D right now and so making larger investments in R&D has long been a part of our strategy. We believe that this will facilitate that there are a number of products that Vector NTI or the InforMax group has coming out and should significantly expand our new product flow.

On the integration of the sales force, we don’t have a plan for that yet. This is something that both Andrew and I have ideas about. Within the legal construct or confines of what we were able to talk about prior to the finalization of this deal, we do have some ideas in common that will help us leverage up Invitrogen’s sales force and the expertise of their sales group, but I don’t have concrete plans yet.

Q: Meirov Chovav (UBS Warburg)	OK. Thank you.

Operator:	Our next question comes from Carl Hayes from Solomon Smith Barney. Please proceed.

Q: Lotchiny Botcharge (Solomon Smith Barney)	Hi, this is actually Lotchiny Botcharge from Solomon Smith Barney. Just a couple questions. In calculating the dilutive effect in ‘03 are you factoring in some benefit in a share buy back? And if so, could you sort of quantify that. Second, what kind of sales are you factoring in, in ‘04 to get to that break-even number in terms of impact of EPS?

A: Eric Winzer	OK. We are not factoring in any share buy back to get to the dilutive numbers that I’ve given you and the sales projections into 2004 we believe are in somewhere in the neighborhood of 25 percent or so.

Q: Lotchiny Botcharge (Solomon Smith Barney)	OK.

Operator:	Our next question is from Alfred Lockwood of Roxbury Capital. Please proceed.

Q: Alfred Lockwood (Roxbury Capital)	Hi. When did the discussions initiate between the two companies?

A: John Thompson	That’s a good question. We’d have to think about that one a little bit. I would say probably within the last 60 days, 6 to 8 weeks.

Q: Alfred Lockwood (Roxbury Capital)	What were the circumstances on how you two were introduced?

A: Andrew Whiteley	The Board of Directors of InforMax, as we said in our statement, have gone through a rigorous process of approaching potential strategic partners. We were interviewed through our respective banks and we’ve been working on a very rigorous process over the last 60 days that culminated in the decision today.

Q: Alfred Lockwood (Roxbury Capital)	How many people were bidding on InforMax?

A: Andrew Whiteley	We’re not in a position to make any statements in that regard.

Q: Alfred Lockwood (Roxbury Capital)	Thanks.

Operator:	The next question is from Russell Tompkins of Ospray Partners. Please proceed.

Q: Russell Tomkins (Ospray Partners)	Yes. Good morning. Do you see this...this is more of a big picture question...do you see this as kind of the market going forward now for deals like this where you’re basically just paying roughly $10 million over worth in cash that you’re getting for a company.

A: Lyle Turner	I’d certainly like to do more like that. This is Lyle speaking. But, one never knows what opportunities will arise.

Q: Russell Tomkins (Ospray Partners)	I guess as a follow up to that, at Invitrogen, have you been approached by other companies in a similar situation as InforMax that are looking to do a strategic partnering or even a sale to your company?

A: Lyle Turner	I don’t think we have any comments on that.

Q: Russell Tomkins (Ospray Partners)	Are there any plans in the future to be doing a deal similar to this size?

A: Lyle Turner	We cannot comment on that either.

Q: Russell Tomkins (Ospray Partners)	Thank you.

A: Lyle Turner	Are there any more questions we cannot comment on?

Operator:	Our next question is from Omar Saieed. Please proceed.

Q: Omar Saieed	I have a couple questions. First, I was just wondering how the pricing of the product worked in this description phase or is it a one time sale. I was just glancing through their 10Q and it seems that there is a Ludwig lawsuit that is outstanding and I’m just wondering what work you’ve done around that and whether we should be apprised of any other potential liability there. Thank you.

A: Andrew Whiteley	We talked a lot about our range of products. These are software products where we will license mainly through perpetual licenses with additional maintenance contracts associated with those. We have the regular schedule releases that include these products over time, plus we announced in the presentation that we are already at version 8 of our flagship Vector product. This is the business that is sold in to the same customers that Invitrogen has courted and supported over many years. Typical price of a license, a single license, would be around about $3,000 for one of our products. We see that we are in the business of addressing the total marketplace with the products that we’ve got and an expanding portfolio of life science research products that we can move forward with.

On the issue of the lawsuit, we went through a detailed due diligence process and obviously we have disclosed where we are. Our attorneys feel confident that there are no basis for any claims here. We are defending this particular case very aggressively.

Q: Omar Saieed	Do you know when you might have an understanding of when that...

A: Andrew Whiteley	No, we have not got a date for that.

Operator:	Our next question is from Paul Yook of Dallion. Please proceed sir.

Q: Paul Yook (Dallion)	Hi. I think most of my questions have been answered. Just with respect to future transactions that you are looking at. Can you review what your criteria would be as it regards an accretive dilution versus dilutive acquisitions?

A: Lyle Turner	As we have said in the past, we have never done a dilutive deal in the past and we don’t like them. However, our highest criteria right now for looking at acquisitions is technologies that expand our operating system for molecular biology. And emerging technologies, emerging product line, don’t necessarily have to be instantly accretive to create value for the shareholders. I don’t want to be too – I’m an old-fashioned guy and I like accretive deals, but I don’t want to miss an opportunity to have a product line that evolves with the evolving needs of scientists just because I am not imaginative enough to see the value of some of these technologies that are emerging.

Q: Paul Yook (Dallion)	I guess the R&D expense of this company on a run-rate basis is approximately $10 million per year. How much of that do you plan on keeping?

A: Lyle Turner	It’s another one of those questions that deserves careful thought and analysis and because of the situation, up until 9:00 o’clock this morning or whenever the press release went out, we have reserved judgment on that. That is something that we will be communicating with employees and shareholders in the next 45 to 60 days.

Q: Paul Yook (Dallion)	You have spoken in the past about getting your R&D as a percent of sales up. Was this one of the contemplated actions that would get it up there or are you still aggressively trying to build and hire internally?

A: Lyle Turner	We are aggressively trying to build and hire internally and develop core competencies internally. We have built and hired some experts in the field of bioinformatics. It was one of the things that stimulated respective calls from our investment bankers. Our strategy has been to use a combination of internal building and whenever necessary, acquisition, to develop leading technology and InforMax had such a clear leadership in this field, with a such a strong overlap, virtually one hundred percent overlap with our product line, that we felt their R&D capabilities complemented ours very well.

Q: Paul Yook (Dallion)	Thank you very much, congratulations.

A: Lyle Turner	Thank you.

Operator:	The next question comes from Laveck Hanna of Angus Partners.

Q: Leveck Hanna (Angus Partners)	Relative to what number is that 2-4% dilution for next year.

A: Eric Winzer	Relative to the pro forma EPS that we use.

Q: Leveck Hanna (Angus Partners)	That you use or First Call of the consensus analyst?

A: Eric Winzer	Consensus analyst, yes.

Q: Leveck Hanna (Angus Partners)	Projecting for your company for next year?

A: Eric Winzer	Yes.

Q: Leveck Hanna (Angus Partners)	So, I think First Call is like at 214, so should we use that number just to clarify as a base for dilution?

A: Eric Winzer	Well, we’re using also the base of this year because we haven’t come out with any guidance for next year. We’re not absolutely commenting on next year’s EPS number at this point, but if we use this year’s number it will get you in the ballpark.

Q: Leveck Hanna (Angus Partners)	Thanks a lot.

Operator:	Our next question is from Hans Regal of U.S. Bancorp Piper Jaffray. Please proceed.

Q: Hans Regal (U.S. Bancorp Piper Jaffray)	Hi. Given that the sort of year over year weakness in the enterprise software kind of obscures the health of the Vector product which is what you’re clearly buying, can you give us any insight into the growth trends for that product line? Thanks.

A: Andrew Whiteley	Ok, we have, as I say, published a lot of information about this. We’ve issued some guidance on the outcomes for this year. We’re basically turning this product line around. We’ve been relying on the single application called Vectra NTI that is used in DNA analysis, and we’re supplementing that with tools that will analyze gene expression pathway-based analysis. So this is an investment as much as been making in an increase as another caller pointed out, of the R&D that is create new product which is expanding our portfolio, and if the symmetry between an expansion and the portfolio products needs as we see in the marketplace mirrored with the expansion opportunities that would come from new lines of reagent products that are compelling in this whole opportunity that we’re presenting here.

Q: Hans Regal (U.S. Bancorp Piper Jaffray)	Ok, but you said specifically that, InforMax’s revenues were down this year relative to last year because the Enterprise product had accounted for much of last year’s sales, so if you back that number out, I’m just wondering what the rest of the business looks like on a year to year basis.

A: Andrew Whiteley	Ok, I’ve got John Greene here, the CFO from InforMax to step in.

A: John Greene	Hi. John Greene speaking. Just in terms of how we’re tracking this year, we’ve been adversely impacted by our transition from the focus of our enterprise to going back to building a very strong vector desktop franchise. So, during the month of September we launched a series of new products, both the upgrade of our Vector at 8.0 called Vector Advanced with new modules such as Genombench, which Andrew touched upon earlier, as well as a lightweight enterprise product called LabShare, then during the 4th quarter we’re also introducing a Mac Port for our Vector and then a new application begins building off the Vector called Path Blazer. So we’re already seeing significant traction there, we’re forecasting for the 4th quarter $4.5-5 million revenue versus the below $4 million curing each of the first 3 quarters of this year and in that revenue running rate we see continuing to grow going into next year.

A: Lyle Turner:	So, can I summarize that for you Hans?

Q: Hans Regal (U.S. Bancorp Piper Jaffray)	Sure.

A: Lyle Turner	They haven’t seen strength in their Vector product line in the first half of this year and I have to give this management team a pat on the back for the fact that they recognized that the strength of the business was not in the Enterprise software and that a long time ago, 12-18 months ago, they started focusing once again on their core product line and what we’re seen now is the fruits of those efforts with several product launches. So I’m not going to apologize on their behalf for the potential weaknesses of the product lines for the first half of the year, but I will say that we expect significantly more strength in the second half of the year because of all the product launches that they’ve made and are planning to make.

Q: Hans Regal (U.S. Bancorp Piper Jaffray)	Ok, thanks.

Operator:	Our next question is from Tracy Marshbanks of First Analysis. Please proceed.

Q: Tracy Marshbanks (First Analysis)	Good morning guys. Couple of questions. On tapping into the synergies of sort of cross-selling and being able to sell reagents using InforMax’s tools, if I’m a researcher today using the Vector product, what type of tie or how would I purchase products and to couple these more closely what type of changes might you need to implement?

A: Andrew Whiteley	Ok, what we’re talking about here are laboratory workloads. These are the processes that scientists go through to develop experiments and Lyle was describing a lot of that work, for instance, the Vector GI is developing constructs that are used in electrobiology experiments. We see those as a tremendous synergy because one of the leading vectors for achieving or manufacturing those constructs is the gateway system at Invitrogen. So we can see a direct tie-in between work that’s conducted insilico on the desktop computer by scientists in developing directly on product outcomes as related to a kit sale on the Invitrogen side. This is just one example of the many workflows that our scientists are starting to develop now and basically creating types of processes that would require analysis of the different biological components involved in those decisions by using software. It’s that recognition, this adoption of biomatix software, that is one of the critical drivers in this marketplace for scientists to become more productive.

Q: Tracy Marshbanks (First Analysis)	But I guess the question is today, is it essentially a reagent company neutral situation and you need to in some sense be able to tie that more directly to Invitrogen products?

A: Andrew Whiteley	Today it’s neutral but we see the opportunity here in making a decisive move forward in changing that paradigm. We see that there are many opportunities where the outcome of an experiment designed inside of our software results in a potential new consumable that we can sell tomorrow. And it’s essentially plugging into the development priorities of scientists in the future that will develop the value that is attributed to this particular proposition.

A: Lyle Turner	I can have a couple of other examples for you, Tracy. One of the products that Invitrogen manufactures right now is a product called Topo Tools. Topo Tools is a cassette format where fragments of expression vectors can be designed to fall together on a certain linkages. That product line has been, um, it’s complicated for a scientist to envision how it comes together to facilitate the expression of the protein that they’re trying to express. This is what Vector NTI does for scientists. It helps them construct and visualize those constructs prior to purchasing and prior to experiment. So we see a need for this kind of visualization tool to help scientists understand how our product line functions and can be utilized in a laboratory. Another area is the process of synthesizing primers with the PCR process. The Vector NTI product line helps scientists design primers and it’s conceivable that they could go directly from the design stage to the primer synthesis or primer ordering stage via the internet, where most of our orders come from already. Those are a couple of quick examples and along with Andrew’s example and as I said, we haven’t talked specifically about how a product should be designed and where the overlaps are, but we both have a lot of ideas about how these products can facilitate their research processes.

Q: Tracy Marshbanks (First Analysis)	Ok, one follow up. Getting a little bit maybe to the value and revenue potential of the new modules that you’re rolling out at InforMax. If I were to take sort of the hypothetical customer that’s paying a $3,000 license fee plus maintenance, where might that number go to if they signed up for the suite of your new modules?

A: John Greene	Yeh, one of the things that we’d be looking at, is a full pricing strategy and that continues to be under review, but as we stand today we have a number of modules that can either be bought independently or they can be purchased together. The way that this constructs is that obviously by buying a full suite of applications, run on the single desktop, there’s a discount with the total. But if you bought one license for all of our products typical industrial custom would be in the region of say, $10-15K and so we can see that both additive sales in terms of addressing new users, but also increasing the range of software that’s actually purchased within this suite to existing customers and certainly the sort of dream ticket in this is essentially accessing a much broader customer base which is actually get much greater leverage than InforMax has been able to achieve on its own, as a much smaller entity.

A: Lyle Turner	So I think there’s both deeper penetration onto individual computers and a much broader market available. Invitrogen cranks out about 300,000 catalogs every year and InforMax is currently at about 33,000 or so users, we think we expand that user base and provide them with more depth there.

Q: Tracy Marshbanks (First Analysis)	Right, thanks a lot, I appreciate it.

Operator:	Our next question is from Levina Collecdar of State Street Global Advisors. Please proceed.

Q: Levina Collecdar (State Street Global Advisors)	Hi, most of my questions have been answered, but I do have a follow-up to the last few questions. Just in terms of reach, for InforMax, are you guys mainly like a regional company, I mean, I don’t know if you’re a worldwide company, and then, on the front of, actually cross-selling, how many customers now would you say, even in a percentage form, are both the vector users as well as Invitrogen kit users?

A: Andrew Whiteley	Ok. Thanks Levina, good question. In terms of our sales, we’re dominated by U.S. sales, about 80% of our sales are currently achieved here in the continental U.S. and so, as you imply or point out, one of the terrific synergies is our ability to leverage much more effectively with global European and the direct world market as a result of, the proposed merger that we’re talking about today. That’s one critical element. In terms of cross-selling, there are sort of two dynamics at work here, we’ve done a number of surveys about adoption rates of this type of technology within the sort of user community, and generally what I find is we talk about a number in the region of 400,000 or 1/2 million users in this sort of scientific community. What we see is actually still at a relatively low adoption rate of biomatics tools by this community but it is growing fast. One of the critical drivers is a sort of educational program in which we focus as an organization on a day to day basis so there is a dramatic increase in the number of formal training courses that are now being made available to a lot of scientists. So we can envisage the next generation of scientists as they start to emerge from the universities, all will have the skills needed to maximize the ability of our tools. In the meantime we do a lot of work on the training of these users and of making our software intuitive and usable right from the download and that would be one of the critical design goals we have for this type of software. So we see that in a few years’ time, the whole of our market space will be using InforMatics in one way or another and obviously, the goal of this merger is to ensure that we are in a position to dominate that environment in the future.

Q: Levina Collecdar (State Street Global Advisors)	Okay, so, can you then liken this to what Invitrogen has done with converting home brew or customers that don’t necessarily use kits to use kits and I guess facilitate the whole experimentation process. What are researchers using now, are they just using regular computer programs to develop this workflow and then your vector process is gonna either make it easier and faster for them to design an experiment? Is that the concept then?

A: Andrew Whiteley	Very much so. We should employ you as one of our marketing copywriters. That was a tremendous summary of what’s happening in our marketplace today. As you point out, the use of electrobiology kits ten years ago was still rather selective but it’s just becoming routine work that’s now done. So today, I use as a choice, everybody’s got choices, and today a lot of software is written within the academic arena that can do some of these jobs. But typically they will only support single-point solutions and so the way that we’re constructing the Vector range products is to basically build into a single software environment all the different functions that are needed by a typical researcher that span everything from doing searching and visualization and annotating of the genome through construction of biological experiments right through to the gene expression or pathway analysis and so we pulled together many hundreds of different capabilities to these products to really facilitate the whole area of automated science.

Q: Levina Collecdar (State Street Global Advisors)	Alright, great, thank you.

Operator:	The next question is from John Sullivan of Stevens Incorporated. Please proceed.

Q: John Sullivan (Stevens Incorporated)	Hi guys. Can you just talk for a second about who the competition in the marketplace is for the Vector product today?

A: Andrew Whiteley	Sure. We’ve just done, as I mentioned to the last caller, actually we think the big competitor out there at the moment is an Excel spreadsheet and a lab book. A lot of experimental processes today get done just by constructing experiments on sort of a piece of paper, pen and paper basis, and so we see a rapid adoption of these types of technologies are starting to emerge. There are a number of commercial vendors in this arena, both small solutions, with sort of individual focus on say, a DNA application or a gene expression application, and a number of companies that don’t compete with us which are pushing much more towards large infrastructure type solutions in this space. We figure we’re in the business of delivering capabilities that run from the desktop environment where our scientist is linked into the technology such as the web access or public sources of data has been much more important.

Q: John Sullivan (Stevens Incorporated)	Who is the traditional buyer within the lab of the software?

A: Andrew Whiteley	It can be the principal investigator, the senior scientist, it can be the technician. All of these guys use our product; in fact one of the important products that is mentioned by John earlier on is called a product called LabShare and so what we find is that typically a whole institution buys our software and implements the software on the desktops of all the scientists available in an organization. That’s certainly our goal and we have additional service side capabilities that allows those users to share data file amongst users and to ensure that there is a single view of the information available and that it is protected in a secure database environment and so we’re supporting users right across the piece.

Q: John Sullivan (Stevens Incorporated)	Okay, and just one more question. What is your estimate of the traditional sales cycle from the first time you walk through the door and introduce your services, introduce your package, your software package to a client, how long until he or she signs on the dotted line?

A: Andrew Whiteley	You know, this is how long is a piece of string sort of answer. We do, downloads and purchases right off the web for our application, but we’re also very excited about working with the

Invitrogen field base of course. We primarily have telesales capability here at InforMax of establishing long-term relationships with large users. And so for us to build a full site license for a big pharma obviously takes a longer period of time than something where we’re just doing a simple download and closing on an individual application.

Q: John Sullivan (Stevens Incorporated)	Did you say that your traditional sale is, your traditional purchase is by telesales?

A: Andrew Whiteley	Yes, it is.

Q: John Sullivan (Stevens Incorporated)	Ok, thank you.

Operator:	The next question is from Karen Marazbrehm of Shaker Investments. Please proceed.

Q: Karen Marazbrehm (Shaker Investments)	Yes, I was wondering if the current gene filters, micropath and pathway software and the other software programs that you currently have, do you have any plans to integrate that into the Vector software and my other question is do scientists have an issue with the software they buy them further promoting a product?

A: Lyle Turner	I was going to say that, this is one of the areas that we haven’t had an opportunity to discuss in detail prior to this morning and it will be part of the development integration planning process over the next 45-60 days. The first question of how will we get the existing Invitrogen products and the existing NTI products to talk and add improved functionality. And then on the issue of, I forget the second question. . . . promoting of the product. . . .

A: Andrew Whiteley	We’re very sensitive to this issue, I mean this is not a, we see that we’re delivering clearly commercially capable products that actually provide real utility for scientists. This is not an application that’s just a vehicle for advertising. However, there are some critical workflows that we’ve talked about that do result in a purchase and we just want to make sure that that process can be undertaken by users in a very simple way that saves them time and allows them to get on with their day to day work in a more effective way. So we’ve been very, very cautious about exploiting this vehicle for something it is not.

Q: Karen Marazbrehm (Shaker Investments)	Ok.

Operator:	The next question is from Doug Fisher of Matador Capital. Please proceed.

Q: Doug Fisher	Uh-huh. I’m just trying to get some sense as far as how quickly you

(Matador Capital)	think you can make the necessary alterations to kind of link the Invitrogen reagent opportunity to the existing software platform. Is that something that should take on the order of six months or closer to a year? Also, in your mind is that something that would likely be rolled out as part of an upgrade that would require another purchase of a new iteration of a system or something that you would provide for a patch or otherwise to all existing users straight away, and finally, when we think about this, and let’s say we dial out two or three years from now, should we be thinking about the incremental revenue opportunities from reagent sales for this product as being larger than the likely revenues from sales of the platform itself?

A: Andrew Whiteley	I’ll take the first question and then perhaps we can relating to how quickly to adapt so far. . . .you know we’ve got some immediate priorities, we’ll be looking for the sort of low-hanging fruits in essentially the public design elements that are available to us, but we can implement those changes really quickly. We have a full relief cycle that just takes about six months with our product and these are really quite complex pieces of software and we can deliver capabilities in a sort of 60-day timeframe with some of the ideas that we can move forward for our customers and stay very much focusing on delivering real values. But the real opportunity will be integrating this more fully and we’ll be looking at prioritizing the opportunities in that development sense probably in the next year or right through ‘03, but it doesn’t stop there, there are gonna be new ideas that will come forward all the time. The second item was the actual value of the reagent versus the software and I think, you know my sense here is that we’re running a business and the one element that precludes you running a business is if you don’t make money so the components that cost you money to build and software is one of those components. In our marketplace as another caller early on said, it’s a bit like the sort of reagent kit arguing, we feel that the commercial software will be just a routine path of normal life science budgets in the future and we should be pretty careful about delivering value and ensuring that part of the business is successful and to move forward.

Q: Doug Fisher (Matador Capital)	Ok, thank you.

Operator:	The next question is from Allen Meyers from J.P. Morgan. Please proceed.

Q: Allen Meyers (J.P. Morgan)	Hi. I have two questions: First, of the 170 InforMax folks, could you segment those into buckets of R&D folks, M&A folks, and G&A folks, and the second question is in the best case scenario, how quickly do you think you could fully integrate InforMax into

Invitrogen? Thanks.

A: John Greene	Out of the existing 170 FTs, we have about 72 in the R&D, 34 in Sales, we have a professional services group, primarily scientists and specialists in informatics of 14. Then we have a group of contract programmers, which is a very strong part of our organization that does work for the NIH and that totals 20, and then the rest all is related to and supporting the public company basis and the IT financing, HR and administration area.

A: Lyle Turner	And the second part of that question is how long do you think your best case scenario would it take to fully integrate InforMax into Invitrogen?

Q: Allen Meyers (J.P. Morgan)	Yes.

A: Lyle Turner	Depends on what you mean by fully, but I think that we should have the lion’s share of this done within a year although our experience w/Life Technologies, Novex and some other companies would indicate that certain parts and systems may take longer than, that but I would think that the lion’s share would be done in a year.

Q: Allen Meyers (J.P. Morgan)	Ok. Thanks a lot.

Operator:	We have no further questions as this time.

Lyle Turner:	Well, thank you again for participating in today’s call. I look forward to meeting with more of you in the future and having to discuss this further and being able to give you some successes to share. Thanks.

Andrew Whiteley:	Thank you.

Operator:	Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may now disconnect.